Exhibit 99.1
Dole plc Reports Fourth Quarter and Full Year 2022 Financial Results
DUBLIN – March 7, 2023 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three months and year ended December 31, 2022.
Highlights for the year ended December 31, 2022:
•First full year of Dole plc results post-acquisition
•Good progress made on integration of legacy businesses and rebranding of European operations
•Launch of Dole Exotics and the "BeExotic" brand
•Released first Dole plc Sustainability Report, outlining medium to long-term sustainability goals
•Post year end, announced the Agreement to sell our Fresh Vegetables division to Fresh Express, for gross proceeds of approximately $293.0 million
•Satisfactory full year financial performance delivered in a challenging operating environment
•Full year revenue of $9.2 billion and Adjusted EBITDA1 of $337.7 million, in-line with our latest guidance
Financial Highlights - Unaudited

	Three Months Ended		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2021 Pro-forma[2]

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,356	2,251	9,229	6,454	9,286
Net Income (Loss)	13.3	(24.6)	111.7	16.8	177.6
Net Income (Loss) attributable to Dole plc	6.8	(29.3)	86.5	(7.2)	151.7
Diluted EPS	0.07	(0.31)	0.91	(0.10)	1.60
Adjusted EBITDA[1]	74.4	61.1	337.7	290.1	393.6
Adjusted Net Income[1]	8.9	0.0	92.0	73.1	141.2
Adjusted Diluted EPS[1]	0.09	0.00	0.97	1.01	1.49

Commenting on the results, Carl McCann, Executive Chairman said:
“We were very pleased to have a strong final quarter. We delivered Adjusted EBITDA growth of 21.7% for the fourth quarter and our full year revenue and Adjusted EBITDA were in line with guidance.
Post year end, we announced the sale of our Fresh Vegetables business. This sale will strengthen the financial position of the Group and increase our focus on our core activities.
With our diversified product offering and wide geographic footprint, we believe our business is well positioned for growth. For the 2023 financial year, we are targeting Adjusted EBITDA of $350.0 million.
We thank all of our talented people for their dedication and significant contributions during this past year.”
1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share and Net Debt are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
2 This press release contains pro-forma financial information. The unaudited pro-forma consolidated financial statements for Dole plc illustrate the effects of the acquisition of Dole Food Company, Inc. ("DFC" or "Legacy Dole") by Total Produce ("TP") and the effects of the IPO and refinancing as if they had occurred on January 1, 2020. This is consistent with the pro-forma financial statements presented in the Form F-1 filed with the SEC at the time of the IPO.

Group Results - Fourth Quarter
Revenue increased 4.7%, or $104.7 million, primarily due to higher pricing across the Group. On a like-for-like basis3, excluding the impact of foreign currency translation and acquisitions and divestitures, revenue increased 10.2%, or $229.0 million, with growth across all segments.
Adjusted EBITDA increased 21.7%, or $13.3 million, primarily driven by a strong quarter for the Fresh Fruit segment, partially offset by challenges in our Diversified Americas and Diversified EMEA segments and a loss in Fresh Vegetables. On a like-for-like basis, Adjusted EBITDA increased 29.0%.
Adjusted Net Income increased $8.9 million, predominantly due to the increases in Adjusted EBITDA, partially offset by a lower income tax benefit and higher interest expense. Adjusted Diluted EPS was $0.09 compared to $0.00 in the prior year.
Group Results - Full Year
Revenue decreased 0.6%, or $56.8 million, on a pro-forma comparative basis; however, on a like-for-like basis, revenue increased 5.0%. The increase was driven by inflation-justified price increases across the Group.
Adjusted EBITDA decreased 14.2%, or $55.9 million, on a pro-forma comparative basis, primarily due to losses incurred by the Fresh Vegetables segment following a challenging year, as well as the negative impact of foreign currency translation. On a like-for-like basis, Adjusted EBITDA decreased 10.4%.
Adjusted Net Income decreased by 34.9%, or $49.2 million, on a pro-forma comparative basis, predominantly due to the decrease in Adjusted EBITDA and higher interest expense. Adjusted Diluted EPS decreased by 34.9% to $0.97.

Vegetables Transaction
On January 30, 2023, we entered into a Stock Purchase Agreement (the “Agreement”) with Fresh Express Acquisitions LLC (“Fresh Express”), a wholly owned subsidiary of Chiquita Holdings Limited, pursuant to which Fresh Express has agreed to acquire our Fresh Vegetables division for approximately $293.0 million in cash, subject to certain adjustments set forth in the Agreement (the “Vegetables Transaction”). The Vegetables Transaction is expected to close after regulatory approvals are obtained, subject to the satisfaction or waiver of customary closing conditions.
Selected Segmental Financial Information – Unaudited

	Three Months Ended
	December 31, 2022		December 31, 2021

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$740,167	$41,233	$680,881	$15,694
Diversified Fresh Produce - EMEA	751,594	23,630	815,330	29,363
Diversified Fresh Produce - Americas & ROW	573,936	15,557	479,702	20,574
Fresh Vegetables	315,082	(6,026)	296,848	(4,520)
Intersegment	(24,581)	—	(21,281)	—
Total	$2,356,198	$74,394	$2,251,480	$61,111
3 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures. Refer to the Appendix for further detail on these impacts and the calculation of like-for-like variances.

	Year Ended
	December 31, 2022		December 31, 2021 Pro-forma

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$3,047,149	$212,175	$2,877,030	$209,999
Diversified Fresh Produce - EMEA	3,152,561	114,718	3,438,341	131,126
Diversified Fresh Produce - Americas & ROW	1,965,667	44,277	1,779,065	53,069
Fresh Vegetables	1,205,902	(33,446)	1,280,594	(614)
Intersegment	(142,426)	—	(89,358)	—
Total	$9,228,853	$337,724	$9,285,672	$393,580
Fourth Quarter Commentary
Fresh Fruit
Revenue increased 8.7%, or $59.3 million, compared to the prior year quarter. Revenue was positively impacted by higher worldwide pricing of bananas, higher commercial cargo revenues and increases in volumes of pineapples sold in core markets, partially offset by lower volumes of bananas sold.
Adjusted EBITDA increased significantly by 162.7%, or $25.5 million. Adjusted EBITDA was positively impacted by higher revenue, partially offset by higher fruit sourcing costs and higher costs of shipping, packaging and handling.
Diversified Fresh Produce – EMEA
Revenue decreased 7.8%, or $63.7 million, primarily driven by a negative translation impact on currency of $117.3 million due to the strengthening of the U.S. dollar against the European currencies. On a like-for-like basis, revenue increased 6.9%, or $56.6 million, primarily driven by inflation-justified price increases across the segment.
Adjusted EBITDA decreased 19.5%, or $5.7 million. On a like-for-like basis, excluding the negative impact of currency translation of $4.4 million, Adjusted EBITDA decreased 4.8%, or $1.4 million. The decrease in Adjusted EBITDA was primarily a result of losses on crop yield in South Africa and a weaker quarter in our Northern European and Irish businesses, offset by a stronger performance by our Spanish, Czech and Dutch businesses.
Diversified Fresh Produce – Americas & ROW
Revenue increased 19.6%, or $94.2 million, primarily driven by higher pricing and volumes of cherries in Chile, higher pricing for potatoes and onions in North America and overall positive growth in our North American operations.
Adjusted EBITDA decreased 24.4%, or $5.0 million. The decrease in Adjusted EBITDA was primarily due to a weak season for Chilean apples and kiwis and raspberries in North America, partially offset by a strong start to the Chilean cherry season and continued positive performance of potatoes and onions in North America.
Fresh Vegetables
Revenue increased 6.1%, or $18.2 million. This increase was primarily driven by price increases realized for value-added products and continued strong pricing of fresh-packed products, partially offset by lower volumes of both value-added and fresh-packed products.
Adjusted EBITDA decreased 33.3%, or $1.5 million. The decrease in Adjusted EBITDA was primarily driven by a challenging quarter in value-added products, due to sourcing challenges which led to lower volumes and higher input costs, as well as by the continued impact of inflationary cost increases on freight, packaging materials, food ingredients and labor. These challenges in value-added products were partially offset by improved performance for fresh-packed products. The prior year quarter was adversely impacted by the packaged salads recall announced on December 24, 2021.

Full Year Commentary
Fresh Fruit
Revenue increased 5.9%, or $170.1 million, on a pro-forma comparative basis. The increase was predominantly driven by higher worldwide pricing of bananas and higher commercial cargo revenues.
Adjusted EBITDA increased 1.0%, or $2.2 million, on a pro-forma comparative basis. Adjusted EBITDA was positively impacted by higher revenue, partially offset by lower volumes of pineapples in North America and higher costs of ocean and inland freight, packaging, fertilizers and other materials.
Diversified Fresh Produce – EMEA
Revenue decreased 8.3%, or $285.8 million, on a pro-forma comparative basis, primarily driven by a negative translation impact on currency of $418.9 million and a net unfavorable impact on revenue from acquisitions and divestitures of $92.6 million. On a like-for-like basis, revenue increased 6.6%, or $225.7 million, primarily driven by inflation-justified price increases across the segment, as well as an increase in food service activity from the general easing of COVID-19 restrictions.
Adjusted EBITDA decreased 12.5%, or $16.4 million, on a pro-forma comparative basis. On a like-for-like basis, excluding the negative impact of currency translation of $16.3 million, Adjusted EBITDA was flat. Strong performance in our Spanish, U.K. and Dutch businesses and an overall increase in average selling prices was offset by logistical challenges on trading in Northern Europe and losses on crop yield in South Africa.
Diversified Fresh Produce – Americas & ROW
Revenue increased 10.5%, or $186.6 million, on a pro-forma comparative basis, primarily driven by higher pricing for potatoes and onions in North America, as well as by good performance from avocados and a strong start to the Chilean cherry season.
Adjusted EBITDA decreased 16.6%, or $8.8 million, on a pro-forma comparative basis. The decrease in Adjusted EBITDA was primarily due to a challenging end to the Chilean grape season, weaker performance for apples and kiwis in South America and lower pricing for raspberries in North America. These negative impacts were partially offset by strong performance for potatoes, onions and avocados in North America and growth for Chilean cherries.
Fresh Vegetables
Revenue decreased 5.8%, or $74.7 million, on a pro-forma comparative basis. Revenue was impacted by lower volumes following the packaged salads recall and plant suspension at the outset of 2022 and planned reduction of fresh-packed vegetables volumes.
Adjusted EBITDA decreased $32.8 million on a pro-forma comparative basis. The decrease in Adjusted EBITDA was primarily a result of lower revenue following the packaged salads recall and inflationary cost increases in freight, packaging materials, food ingredients and product sourcing. Unfavorable weather events in the second half of the year also impacted product sourcing. These challenges were partially offset by improved performance for fresh-packed products.
Capital Expenditures
Capital expenditures for the year ended December 31, 2022 were $98.0 million and included investments in farm renovations and greenhouse projects across our growing regions, the acquisition of an additional farm in Peru and ongoing investments in information technology, logistics and efficiency projects in our warehouses and processing facilities.
Net Debt
Net Debt as of December 31, 2022 was $1.0 billion.

Outlook and Strategic Priorities for Fiscal Year 2023 (forward-looking statement)
The operating environment in 2023 continues to bring both new opportunities and new challenges.
We are continuing to see improvements in global supply chains and signs of moderating inflation, which can have a positive impact on our business. However, we have also witnessed further weather events, such as colder weather in Spain and Northern Africa, which have created challenges for importers in Northern Europe at the start of the year.
Within our own business, we recently experienced a cybersecurity incident identified as ransomware. We moved quickly to contain the threat and have been working closely with leading cybersecurity experts to remediate the issue and secure our systems. We have also been cooperating with law enforcement. The incident had a limited overall impact on our operations; however, it was disruptive for our Chilean and Fresh Vegetables businesses in particular.
Overall, for full year 2023, we believe our business is well positioned for growth. While forecasting in the current environment is complex, we are targeting full year Adjusted EBITDA of $350.0 million. This target assumes no contribution from the Fresh Vegetables division.
The above outlook includes non-GAAP financial measures. Please refer to the appendix of this release for an explanation and reconciliation of our historical non-GAAP financial measures used in this release to comparable GAAP financial measures.
Dividend
On March 6, 2023, the Board of Directors of Dole plc declared a cash dividend for the fourth quarter of 2022 of $0.08 per share, payable on April 21, 2023 to shareholders of record on March 31, 2023. A cash dividend of $0.08 per share was paid on January 6, 2023 for the third quarter of 2022.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the fourth quarter and full year 2022 financial results. The webcast can be accessed at www.doleplc.com/investors.
The conference call can be accessed live by dialing (646) 307-1963 in the US or +353 (1) 582 2023 in Ireland and +44 20 3481 4247 for UK and other international participants. The conference ID is 4191785.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Consolidated Statements of Operations – Unaudited

	Three Months Ended		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2021
					Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,356,198	$2,251,480	$9,228,853	$6,454,402	$9,285,672
Cost of sales[4]	(2,198,911)	(2,157,090)	(8,634,144)	(6,105,271)	(8,565,685)
Gross profit	157,287	94,390	594,709	349,131	719,987
Selling, marketing, general and administrative expenses[4]	(127,669)	(130,873)	(491,712)	(349,769)	(517,712)
Merger, transaction and other related costs	—	(1,258)	—	(30,072)	—
(Loss) gain on disposal of businesses	(50)	606	192	11	11
Impairment of property, plant and equipment	(397)	—	(397)	—	—
Gain on asset sales	2,559	319	11,634	581	3,323
Operating income (loss)	31,730	(36,816)	114,426	(30,118)	205,609
Other income (expense), net	(9,112)	791	11,322	8,658	20,572
Interest income	2,046	2,112	6,642	3,938	5,321
Interest expense	(19,761)	(12,843)	(61,485)	(27,030)	(45,520)
Income (loss) before income taxes and equity earnings	4,903	(46,756)	70,905	(44,552)	185,982
Income tax benefit (expense)	5,704	18,171	34,059	13,333	(32,089)
Equity method earnings	2,698	4,009	6,726	48,027	23,658
Net income (loss)	13,305	(24,576)	111,690	16,808	177,551
Less: Net income attributable to noncontrolling interests	(6,524)	(4,675)	(25,194)	(24,027)	(25,900)
Net income (loss) attributable to Dole plc	$6,781	$(29,251)	$86,496	$(7,219)	$151,651

Net income (loss) per share attributable to Dole plc – basic	$0.07	$(0.31)	$0.91	$(0.10)	$1.60
Net income (loss) per share attributable to Dole plc – diluted	$0.07	$(0.31)	$0.91	$(0.10)	$1.60
Weighted average shares outstanding – basic	94,899	94,878	94,886	72,190	94,878
Weighted average shares outstanding – diluted	94,928	95,041	94,906	72,190	95,030

4 The consolidated statement of operations for the three months ended December 31, 2021 reflects a reclassification of $30.7 million to selling, marketing, general and administrative expenses from cost of sales in order to correct the presentation of expenses. Management does not believe such reclassification is necessary in the consolidated statement of operations for the year ended December 31, 2021.

Consolidated Balance Sheets – Unaudited

	December 31, 2022	December 31, 2021

ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$228,840	$250,561
Short-term investments	5,367	6,115
Trade receivables, net of allowances for credit losses of $19,130 and $22,064, respectively	605,154	719,114
Grower advance receivables, net of allowances of $15,817 and $9,606, respectively	120,940	72,350
Other receivables, net of allowances of $14,810 and $14,066, respectively	137,575	125,908
Inventories, net of allowances of $4,410 and $7,447, respectively	436,878	410,737
Prepaid expenses	55,045	45,339
Other current assets	15,034	11,011
Assets held-for-sale	645	200
Total current assets	1,605,478	1,641,335
Long-term investments	16,498	23,433
Investments in unconsolidated affiliates	124,239	128,407
Actively marketed property	31,007	50,364
Property, plant and equipment, net of accumulated depreciation of $404,009 and $283,677, respectively	1,343,307	1,430,850
Operating lease right-of-use assets	392,797	368,632
Goodwill	497,453	511,333
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $120,315 and $117,499 respectively	50,990	62,046
Other assets	159,681	98,917
Deferred tax assets, net	64,112	46,371
Total assets	$4,591,842	$4,667,968
LIABILITIES AND EQUITY
Accounts payable	$729,615	$696,766
Income taxes payable	11,558	10,316
Accrued liabilities	465,626	464,931
Bank overdrafts	8,623	9,395
Current portion of long-term debt, net	97,435	51,785
Current maturities of operating leases	81,968	73,046
Payroll and other tax	28,913	35,212
Contingent consideration	1,791	2,958
Pension and postretirement benefits	17,287	17,664
Dividends payable and other current liabilities	17,698	9,078
Total current liabilities	1,460,514	1,371,151
Long-term debt, net	1,127,321	1,297,808
Operating leases, less current maturities	320,272	305,714
Deferred tax liabilities, net	143,376	145,689
Income tax payable, less current portion	30,458	40,439
Contingent consideration, less current portion	5,022	4,302
Pension and postretirement benefits, less current portion	124,646	152,149
Other long-term liabilities	61,248	105,310
Total liabilities	$3,272,857	$3,422,562
Commitments and contingent liabilities:
Redeemable noncontrolling interests	32,311	32,776
Stockholders’ equity:
Common stock — $0.01 par value; 300,000,000 shares authorized and 94,899,194 shares outstanding as of December 31, 2022 and 300,000,000 shares authorized and 94,877,706 shares outstanding as of December 31, 2021	949	950
Additional paid-in capital	795,063	792,223
Retained earnings	469,249	413,335
Accumulated other comprehensive loss	(104,133)	(125,919)
Total equity attributable to Dole plc	1,161,128	1,080,589
Equity attributable to noncontrolling interests	125,546	132,041
Total equity	1,286,674	1,212,630
Total liabilities, redeemable noncontrolling interests and equity	$4,591,842	$4,667,968

Consolidated Statements of Cash Flows – Unaudited

	Year Ended
	December 31, 2022	December 31, 2021

Operating Activities	(U.S. Dollars in thousands)
Net income	$111,690	$16,808
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	130,997	72,955
Incremental charges on purchase accounting valuation of biological assets and inventory	41,145	65,916
Net (gain) on sale of assets and asset write-offs	(11,634)	(581)
Impairment of property, plant and equipment	397	—
Net (gain) loss on financial instruments	7,167	(3,910)
Stock-based compensation expense	4,500	815
Equity method earnings	(6,726)	(48,027)
Net (gain) on disposal of businesses	(192)	(11)
Amortization of debt discounts and debt issuance costs	6,213	2,634
Deferred tax (benefit)	(35,044)	(23,168)
Pension and other postretirement benefit plan expense	3,151	2,913
Dividends received from equity method investees	9,817	12,137
Fair value movement on contingent consideration	(14)	1,036
Other	(194)	2,322
Changes in operating assets and liabilities:
Receivables, net of allowances	19,708	(20,542)
Inventories	(38,252)	(56,603)
Accrued and other current and long-term liabilities	(3,837)	(8,315)
Cash flow provided by operating activities	238,892	16,379
Investing Activities
Sales of assets	36,676	26,308
Capital expenditures	(97,998)	(65,438)
Acquisitions, net of cash acquired	(4,886)	103,595
Proceeds from sales investment in unconsolidated affiliates	421	10,607
Insurance proceeds	2,278	10,455
Purchases of investments	(458)	(1,210)
Investments in unconsolidated affiliates	(3,450)	(1,833)
Other	912	332
Cash flow provided by (used in) investing activities	(66,505)	82,816
Financing Activities
Proceeds from borrowings and overdrafts	1,293,280	2,145,427
Repayments on borrowings and overdrafts	(1,411,467)	(2,487,130)
Payment of debt issuance costs	(304)	(22,133)
Dividends paid to shareholders	(30,364)	(17,092)
Dividends paid to noncontrolling interests	(21,632)	(21,683)
Other noncontrolling interest activity, net	—	382
Proceeds from exercise of stock options	—	7,041
Payments of contingent consideration	(2,909)	(5,031)
Proceeds received from issuance of common stock in initial public offering, net of issuance costs	—	398,876
Cash flow (used in) financing activities	(173,396)	(1,343)
Effect of foreign currency exchange rate changes on cash	(20,712)	(7,794)
Increase (decrease) in cash and cash equivalents	(21,721)	90,058
Cash and cash equivalents at beginning of period	250,561	160,503
Cash and cash equivalents at end of period	$228,840	$250,561

Reconciliation from Net Income to Adjusted EBITDA – Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2021
					Pro-forma
	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$13,305	$(24,576)	$111,690	$16,808	$177,551
Income tax (benefit) expense	(5,704)	(18,171)	(34,059)	(13,333)	32,089
Interest expense	19,761	12,843	61,485	27,030	45,520
Merger, transaction and other related costs	—	1,258	—	30,072	—
Mark to market (gains) losses	8,868	(1,304)	3,049	(3,160)	(5,135)
(Gain) on asset sales	(1,970)	—	(10,316)	—	177
Produce recalls	—	17,649	15,809	17,649	17,649
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	681	36,736	41,145	65,916	—
Other items[5,6]	1,053	5,482	(230)	(959)	(9,489)
Adjustments from equity method investments	2,614	(1,866)	7,540	43,540	2,071
Adjusted EBIT (Non-GAAP)	38,608	28,051	196,113	183,563	260,433
Depreciation	30,525	27,235	120,104	61,551	113,276
Amortization of intangible assets	2,645	3,183	10,893	11,404	11,404
Depreciation and amortization adjustments from equity method investments	2,616	2,642	10,614	33,608	8,467
Adjusted EBITDA (Non-GAAP)	$74,394	$61,111	$337,724	$290,126	$393,580
5 For the three months ended December 31, 2022, other items is primarily comprised of $0.4 million of impairment charges on property, plant and equipment, $0.5 million of net losses on equity method disposals and other immaterial items. For the three months ended December 31, 2021, other items is comprised of $2.3 million of net fair value losses on equity method investments, $3.2 million of legal and restructuring costs and $0.6 million of asset write-downs, net of insurance proceeds, partially offset by $0.6 million of net gains on disposal of businesses.
6 For the year ended December 31, 2022, other items is primarily comprised of $0.9 million of net legal and restructuring adjustments, $0.5 million of insurance proceeds, net of asset write-downs, and other immaterial items, partially offset by $0.5 million of net losses on equity method acquisitions and disposals and $0.4 million of impairment on property, plant and equipment. For the year ended December 31, 2021, other items is comprised of $3.6 million of net fair value gains on equity method investments and $1.1 million of gains on disposal of equity method investments, partially offset by $3.2 million of legal and restructuring costs and $0.6 million of asset write-downs, net of insurance proceeds; and on a pro-forma basis, for the year ended December 31, 2021, it is comprised of $18.5 million of insurance proceeds, net of asset write-downs, $7.7 million of net fair value gains on equity method investments and $1.1 million of gains on disposal of equity method investments, partially offset by $17.8 million of net restructuring and legal costs.

Reconciliation from Net Income attributable to Dole plc shareholders to Adjusted Net Income – Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2021
					Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc (Reported GAAP)	$6,781	$(29,251)	$86,496	$(7,219)	$151,651
Adjustments:
Amortization of intangible assets	2,645	3,183	10,893	11,404	11,404
Merger, transaction and other related costs	—	1,258	—	30,072	—
Mark to market (gains) losses	8,868	(1,304)	3,049	(3,160)	(5,135)
(Gain) loss on asset sales	(1,970)	—	(10,316)	—	177
Produce recalls	—	17,649	15,809	17,649	17,649
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	681	36,736	41,145	65,916	—
Other items[7,8]	1,053	5,482	(230)	(959)	(9,489)
Adjustments from equity method investments	662	476	2,580	1,179	1,038
Income tax on items above and discrete tax items	(8,894)	(33,266)	(54,283)	(38,073)	(22,360)
NCI impact on items above	(898)	(949)	(3,187)	(3,673)	(3,738)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$8,928	$14	$91,956	$73,136	$141,197

Adjusted earnings per share – basic (Non-GAAP)	$0.09	$—	$0.97	$1.01	$1.49
Adjusted earnings per share – diluted (Non-GAAP)	$0.09	$—	$0.97	$1.01	$1.49
Weighted average shares outstanding – basic	94,899	94,878	94,886	72,190	94,878
Weighted average shares outstanding – diluted	94,928	95,041	94,906	72,190	95,030
7 For the three months ended December 31, 2022, other items is primarily comprised of $0.4 million of impairment charges on property, plant and equipment, $0.5 million of net losses on equity method disposals and other immaterial items. For the three months ended December 31, 2021, other items is comprised of $2.3 million of net fair value losses on equity method investments, $3.2 million of legal and restructuring costs and $0.6 million of asset write-downs, net of insurance proceeds, partially offset by $0.6 million of net gains on disposal of businesses.
8 For the year ended December 31, 2022, other items is primarily comprised of $0.9 million of net legal and restructuring adjustments, $0.5 million of insurance proceeds, net of asset write-downs, and other immaterial items, partially offset by $0.5 million of net losses on equity method acquisitions and disposals and $0.4 million of impairment on property, plant and equipment. For the year ended December 31, 2021, other items is comprised of $3.6 million of net fair value gains on equity method investments and $1.1 million of gains on disposal of equity method investments, partially offset by $3.2 million of legal and restructuring costs and $0.6 million of asset write-downs, net of insurance proceeds; and on a pro-forma basis, for the year ended December 31, 2021, it is comprised of $18.5 million of insurance proceeds, net of asset write-downs, $7.7 million of net fair value gains on equity method investments and $1.1 million of gains on disposal of equity method investments, partially offset by $17.8 million of net restructuring and legal costs.

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	December 31, 2021	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2022

	(U.S. Dollars in thousands)
Fresh Fruit	$680,881	$—	$—	$59,286	$740,167
Diversified Fresh Produce - EMEA	815,330	(117,318)	(2,995)	56,577	751,594
Diversified Fresh Produce - Americas & ROW	479,702	(4,017)	—	98,251	573,936
Fresh Vegetables	296,848	—	—	18,234	315,082
Intersegment	(21,281)	—	—	(3,300)	(24,581)
Total	$2,251,480	$(121,335)	$(2,995)	$229,048	$2,356,198

	Adjusted EBITDA for the Three Months Ended
	December 31, 2021	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2022

	(U.S. Dollars in thousands)
Fresh Fruit	$15,694	$(132)	$—	$25,671	$41,233
Diversified Fresh Produce - EMEA	29,363	(4,396)	64	(1,401)	23,630
Diversified Fresh Produce - Americas & ROW	20,574	59	(16)	(5,060)	15,557
Fresh Vegetables	(4,520)	(29)	—	(1,477)	(6,026)
Total	$61,111	$(4,498)	$48	$17,733	$74,394

	Revenue for the Year Ended
	December 31, 2021 Pro-forma	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2022

	(U.S. Dollars in thousands)
Fresh Fruit	$2,877,030	$—	$—	$170,119	$3,047,149
Diversified Fresh Produce - EMEA	3,438,341	(418,892)	(92,580)	225,692	3,152,561
Diversified Fresh Produce - Americas & ROW	1,779,065	(7,688)	—	194,290	1,965,667
Fresh Vegetables	1,280,594	—	—	(74,692)	1,205,902
Intersegment	(89,358)	—	—	(53,068)	(142,426)
Total	$9,285,672	$(426,580)	$(92,580)	$462,341	$9,228,853

	Adjusted EBITDA for the Year Ended
	December 31, 2021 Pro-forma	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	December 31, 2022

	(U.S. Dollars in thousands)
Fresh Fruit	$209,999	$1,027	$—	$1,149	$212,175
Diversified Fresh Produce - EMEA	131,126	(16,349)	(63)	4	114,718
Diversified Fresh Produce - Americas & ROW	53,069	326	(16)	(9,102)	44,277
Fresh Vegetables	(614)	226	—	(33,058)	(33,446)
Total	$393,580	$(14,770)	$(79)	$(41,007)	$337,724

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income – Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended December 31, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[9]	Operating Income
Reported (GAAP)	$2,356,198	(2,198,911)	157,287	6.7%	(127,669)	2,112	$31,730
Amortization of intangible assets	—	—	—		2,645	—	2,645
Merger, transaction and other related costs	—	—	—		—	—	—
Mark to market (gains) losses	—	476	476		—	—	476
(Gain) loss on asset sales	—	—	—		—	(1,970)	(1,970)
Produce recalls	—	—	—		—	—	—
Incremental charges on biological assets and inventory from the Acquisition	—	681	681		—	—	681
Other items	—	(452)	(452)		—	961	509
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,356,198	(2,198,206)	157,992	6.7%	(125,024)	1,103	$34,071

	Three Months Ended December 31, 2021 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[10]	Operating Income (Loss)
Reported (GAAP)	$2,251,480	(2,157,090)	94,390	4.2%	(130,873)	(333)	$(36,816)
Amortization of intangible assets	—	—	—		3,183	—	3,183
Merger, transaction and other related costs	—	—	—		—	1,258	1,258
Mark to market (gains) losses	—	3,353	3,353		—	—	3,353
(Gain) loss on asset sales	—	—	—		—	—	—
Produce recalls	—	17,649	17,649		—	—	17,649
Incremental charges on biological assets and inventory from the Acquisition	—	36,736	36,736		—	—	36,736
Other items	—	639	639		—	2,566	3,205
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,251,480	(2,098,713)	152,767	6.8%	(127,690)	3,491	$28,568
9 Other operating charges for the three months ended December 31, 2022 is primarily comprised of a $2.6 million gain on asset sales, partially offset by a $0.4 million impairment of property, plant and equipment, as reported in the consolidated statements of operations.
10 Other operating charges for the three months ended December 31, 2021 is primarily comprised of merger, transaction and other related costs of $1.3 million, partially offset by gains from disposal of businesses of $0.6 million, as reported in the consolidated statements of operations.

	Three Months Ended December 31, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax benefit (expense)	Equity earnings	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$(9,112)	2,046	(19,761)	5,704	2,698	13,305	$(6,524)
Amortization of intangible assets	—	—	—	—	—	2,645	—
Merger, transaction and other related costs	—	—	—	—	—	—	—
Mark to market (gains) losses	8,392	—	—	—	—	8,868	—
(Gain) loss on asset sales	—	—	—	—	—	(1,970)	—
Produce recalls	—	—	—	—	—	—	—
Incremental charges on biological assets and inventory from the Acquisition	—	—	—	—	—	681	—
Other items	—	—	—	—	544	1,053	—
Adjustments from equity method investments	—	—	—	—	662	662	—
Income tax on items above and discrete tax items	—	—	—	(8,795)	(99)	(8,894)	—
NCI impact on items above	—	—	—	—	—	—	(898)
Adjusted (Non-GAAP)	$(720)	2,046	(19,761)	(3,091)	3,805	16,350	$(7,422)

	Three Months Ended December 31, 2021 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax benefit (expense)	Equity earnings	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$791	2,112	(12,843)	18,171	4,009	(24,576)	$(4,675)
Amortization of intangible assets	—	—	—	—	—	3,183	—
Merger, transaction and other related costs	—	—	—	—	—	1,258	—
Mark to market (gains) losses	(4,657)	—	—	—	—	(1,304)	—
(Gain) loss on asset sales	—	—	—	—	—	—	—
Produce recalls	—	—	—	—	—	17,649	—
Incremental charges on biological assets and inventory from the Acquisition	—	—	—	—	—	36,736	—
Other items	—	—	—	—	2,277	5,482	—
Adjustments from equity method investments	—	—	—	—	476	476	—
Income tax on items above and discrete tax items	—	—	—	(32,909)	(357)	(33,266)	—
NCI impact on items above	—	—	—	—	—	—	(949)
Adjusted (Non-GAAP)	$(3,866)	2,112	(12,843)	(14,738)	6,405	5,638	$(5,624)

	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021
	(U.S. Dollars and shares in thousands, except per share amounts)		(U.S. Dollars and shares in thousands, except per share amounts)
	Net income attributable to Dole plc	Diluted net income per share	Net income (loss) attributable to Dole plc	Diluted net income (loss) per share
Reported (GAAP)	$6,781	$0.07	$(29,251)	$(0.31)
Amortization of intangible assets	2,645		3,183
Merger, transaction and other related costs	—		1,258
Mark to market (gains) losses	8,868		(1,304)
(Gain) loss on asset sales	(1,970)		—
Produce recalls	—		17,649
Incremental charges on biological assets and inventory from the Acquisition	681		36,736
Other items	1,053		5,482
Adjustments from equity method investments	662		476
Income tax on items above and discrete tax items	(8,894)		(33,266)
NCI impact on items above	(898)		(949)
Adjusted (Non-GAAP)	$8,928	$0.09	$14	$—

Weighted average shares outstanding – diluted	94,928		95,041

	Year Ended December 31, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[11]	Operating Income
Reported (GAAP)	$9,228,853	(8,634,144)	594,709	6.4%	(491,712)	11,429	$114,426
Amortization of intangible assets	—	—	—		10,893	—	10,893
Merger, transaction and other related costs	—	—	—		—	—	—
Mark to market (gains) losses	—	2,848	2,848		—	—	2,848
(Gain) loss on asset sales	—	—	—		—	(10,316)	(10,316)
Produce recalls	—	15,809	15,809		—	—	15,809
Incremental charges on biological assets and inventory from the Acquisition	—	41,145	41,145		—	—	41,145
Other items	—	(452)	(452)		(909)	587	(774)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$9,228,853	(8,574,794)	654,059	7.1%	(481,728)	1,700	$174,031

	Year Ended December 31, 2021 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administration expenses	Other operating charges[12]	Operating Income
Reported (GAAP)	$6,454,402	(6,105,271)	349,131	5.4%	(349,769)	(29,480)	$(30,118)
Amortization of intangible assets	—	—	—		11,404	—	11,404
Merger, transaction and other related costs	—	—	—		—	30,072	30,072
Mark to market (gains) losses	—	1,257	1,257		—	—	1,257
(Gain) loss on asset sales	—	—	—		—	—	—
Produce recalls	—	17,649	17,649		—	—	17,649
Incremental charges on biological assets and inventory from the Acquisition	—	65,916	65,916		—	—	65,916
Other items	—	623	623		—	3,161	3,784
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$6,454,402	(6,019,826)	434,576	6.7%	(338,365)	3,753	$99,964

11 Other operating charges for the year ended December 31, 2022 is primarily comprised of a $11.6 million gain on asset sales, partially offset by a $0.4 million impairment of property, plant and equipment, as reported in the consolidated statements of operations.
12 Other operating charges for the year ended December 31, 2021 is primarily comprised of merger, transaction and other related costs of $30.1 million, partially offset by a gain on asset sales of $0.6 million, as reported in the consolidated statements of operations.

	Year Ended December 31, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax benefit (expense)	Equity earnings	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$11,322	6,642	(61,485)	34,059	6,726	111,690	$(25,194)
Amortization of intangible assets	—	—	—	—	—	10,893	—
Merger, transaction and other related costs	—	—	—	—	—	—	—
Mark to market (gains) losses	201	—	—	—	—	3,049	—
(Gain) loss on asset sales	—	—	—	—	—	(10,316)	—
Produce recalls	—	—	—	—	—	15,809	—
Incremental charges on biological assets and inventory from the Acquisition	—	—	—	—	—	41,145	—
Other items	—	—	—	—	544	(230)	—
Adjustments from equity method investments	—	—	—	—	2,580	2,580	—
Income tax on items above and discrete tax items	—	—	—	(53,876)	(407)	(54,283)	—
NCI impact on items above	—	—	—	—	—	—	(3,187)
Adjusted (Non-GAAP)	$11,523	6,642	(61,485)	(19,817)	9,443	120,337	$(28,381)

	Year Ended December 31, 2021 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity earnings	Net Income	Net income attributable to noncontrolling interests (NCI)
Reported (GAAP)	$8,658	3,938	(27,030)	13,333	48,027	16,808	$(24,027)
Amortization of intangible assets	—	—	—	—	—	11,404	—
Merger, transaction and other related costs	—	—	—	—	—	30,072	—
Mark to market (gains) losses	(4,417)	—	—	—	—	(3,160)	—
(Gain) loss on asset sales	—	—	—	—	—	—	—
Produce recalls	—	—	—	—	—	17,649	—
Incremental charges on biological assets and inventory from the Acquisition	—	—	—	—	—	65,916	—
Other items	—	—	—	—	(4,743)	(959)	—
Adjustments from equity method investments	—	—	—	—	1,179	1,179	—
Income tax on items above and discrete tax items	—	—	—	(39,406)	1,333	(38,073)	—
NCI impact on items above	—	—	—	—	—	—	(3,673)
Adjusted (Non-GAAP)	$4,241	3,938	(27,030)	(26,073)	45,796	100,836	$(27,700)

	Year Ended December 31, 2022		Year Ended December 31, 2021
	(U.S. Dollars and shares in thousands, except per share amounts)		(U.S. Dollars and shares in thousands, except per share amounts)
	Net income attributable to Dole plc	Diluted net income per share	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$86,496	$0.91	$(7,219)	$(0.10)
Amortization of intangible assets	10,893		11,404
Merger, transaction and other related costs	—		30,072
Mark to market (gains) losses	3,049		(3,160)
(Gain) loss on asset sales	(10,316)		—
Produce recalls	15,809		17,649
Incremental charges on biological assets and inventory from the Acquisition	41,145		65,916
Other items	(230)		(959)
Adjustments from equity method investments	2,580		1,179
Income tax on items above and discrete tax items	(54,283)		(38,073)
NCI impact on items above	(3,187)		(3,673)
Adjusted (Non-GAAP)	$91,956	$0.97	$73,136	$1.01

Weighted average shares outstanding – diluted	94,906		72,190

Net Debt Reconciliation – Unaudited
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of December 31, 2022 is presented below. Net Debt as of December 31, 2022 was $1.0 billion.

	December 31, 2022	December 31, 2021

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$228,840	$250,561
Debt (Reported GAAP):
Long-term debt, net	(1,127,321)	(1,297,808)
Current maturities	(97,435)	(51,785)
Bank overdrafts	(8,623)	(9,395)
Total debt, net	(1,233,379)	(1,358,988)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(17,874)	(21,063)
Total gross debt	(1,251,253)	(1,380,051)
Net Debt (Non-GAAP)	$(1,022,413)	$(1,129,490)

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Net Debt, pro-forma Adjusted EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income and pro-forma Adjusted Earnings per Share, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) adding the income tax expense or subtracting the income tax benefit; (2) adding interest expense; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which include adding merger, transaction and other related costs, adding incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, adding impairment charges on property, plant and equipment, subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held-for-sale and actively marketed property and adding restructuring charges and costs for legal matters not in the ordinary course of business; and (5) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.
Adjusted EBITDA is calculated from GAAP net income by: (1) adding the income tax expense or subtracting the income tax benefit; (2) adding interest expense; (3) adding depreciation charges; (4) adding amortization charges; (5) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (6) other items which are separately stated based on materiality, which include adding merger, transaction and other related costs, adding incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, adding impairment charges on property, plant and equipment, subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held-for-sale and actively marketed property and adding restructuring charges and costs for legal matters not in the ordinary course of business; and (7) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) adding amortization charges; (2) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (3) other items which are separately stated based on materiality, which include adding merger, transaction and other related costs, adding incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, adding impairment charges on property, plant and equipment, subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held-for-sale and actively marketed property and adding restructuring charges and costs for legal matters not in the ordinary course of business; (4) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings; (5) excluding the tax effect of these items and discrete tax adjustments; and (6) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP debt discounts and debt issuance costs.
Pro-forma EBIT is calculated from pro-forma net income by adding pro-forma interest expense and adding the pro-forma income tax expense or subtracting the pro-forma income tax benefit, as well as including the following pro-forma adjustments: (1) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (2) other items which are separately stated based on materiality, which include adding merger, transaction and other related costs, adding incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, adding impairment charges on property, plant and equipment, subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held-for-sale and actively marketed property and adding restructuring charges and costs for legal matters not in the ordinary course of business; and (3) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings.
Pro-forma Adjusted EBITDA is calculated from pro-forma EBIT by including the following pro-forma adjustments: (1) adding depreciation charges; and (2) adding amortization charges. It also includes the effect of the Company’s share of these listed items within investments accounted for under the equity method.
Pro-forma Adjusted Net Income is calculated from pro-forma net income attributable to Dole plc by include the following pro-forma adjustments: (1) adding amortization charges; (2) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (3) other items which are separately stated based on materiality, which include adding merger, transaction and other related costs, adding incremental costs for produce recalls, adding or subtracting asset write-downs, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, adding impairment charges on property, plant and equipment, subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held-for-sale and actively marketed property and adding restructuring charges and costs for legal matters not in the ordinary course of business; (4) other adjustments from equity method investments, which includes the Company’s share of these items within equity method earnings; (5) it excludes the tax effect of these items and discrete tax adjustments; and (6) excluding the effect of these items attributable to non-controlling interests.
Pro-forma Adjusted Earnings per Share is calculated from pro-forma Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Adjusted EBIT, pro-forma EBIT, Adjusted EBITDA, pro-forma Adjusted EBITDA, Adjusted Net Income, pro-forma Adjusted Net Income, Adjusted EPS, Net Debt and pro-forma Adjusted EPS are not measurements of Dole plc financial performance under U.S. GAAP and should not be considered as alternatives to net income attributable to Dole plc, net income, income before income taxes and equity earnings or any other performance measures derived in accordance with U.S. GAAP. Additionally, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income and pro-forma Adjusted EPS are not intended to be liquidity measures because of certain limitations such as:
•They do not reflect Dole plc’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•They do not reflect changes in, or cash requirements for, Dole plc’s working capital needs;
•They do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on Dole plc’s debt; and
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP financial measures do not reflect cash requirements for such replacements.
Because of these limitations, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS should not be considered as measures of discretionary cash available to Dole plc to invest in the growth of its and Dole plc’s business.
Further, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS as used herein may not be calculated in a similar manner to, and are therefore not necessarily comparable with, similarly titled measures of other companies. However, we have included pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS herein because Dole plc’s management believes that pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS are useful performance measures.
Dole is not able to provide a reconciliation for projected FY'23 Adjusted EBITDA without undertaking unreasonable efforts.
Pro-forma Methodology
The methodology used to prepare the unaudited pro-forma consolidated financial statements for Dole plc to show the estimated effects of the acquisition of DFC by TP and the IPO and refinancing as if they had occurred on January 1, 2020 and is consistent with how the pro-forma financial statements were prepared in the F-1. The results for the three months ended December 31, 2021 are based on the Company's consolidated statutory results and therefore are not pro-forma adjusted.
1.All associated transaction costs reflected on January 1, 2020. As such, no transaction costs are included within the pro-forma numbers discussed below.
2.Effective tax rate of 26% for the year ended December 31, 2021.
3.Applying the results of the Purchase Price Allocation (“PPA”) exercise, acquisition accounting and debt refinancing to January 1, 2020:

a.Q4 2021 year to date pro-forma results reflect a reduction in the depreciation charge of $4.0 million. This is a function of the asset values increasing as a result of the PPA exercise offset by an increase in the estimated useful lives of the assets.
b.The interest expense for Q4 2021 reflects the outcome of the refinancing.
4.TP’s pickup of its 45.0% share of DFC’s net income has been eliminated.
5.EPS is calculated using shares in issue following the IPO and additional share issuances.
6.There is a year to date adjustment in Q4 2021 of $9.8 million to reflect estimated ongoing incremental public company costs of $14.0 million annualized.

Pro-forma Reconciliation – Unaudited – for the year ended December 31, 2021

	TP	DFC	Dole plc	FV & Intercompany Adjustment	Transaction Costs	Ongoing plc Costs	Debt Adjustment	Tax Adjustment	Pro-forma Financial Statements
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$4,548,888	4,809,173	9,358,061	(72,389)	—	—	—	—	$9,285,672
Cost of sales	(4,179,155)	(4,537,683)	(8,716,838)	151,153	—	—	—	—	(8,565,685)
Gross profit	369,733	271,490	641,223	78,764	—	—	—	—	719,987
Selling, marketing and general and administrative expenses	(290,047)	(217,915)	(507,962)	—	—	(9,750)	—	—	(517,712)
Merger, transaction, and other related costs	(26,719)	(5,214)	(31,933)	—	31,933	—	—	—	—
Gain on disposal of businesses	11	—	11	—	—	—	—	—	11
Gain on asset sales	581	7,372	7,953	(4,630)	—	—	—	—	3,323
Operating income (loss)	53,559	55,733	109,292	74,134	31,933	(9,750)	—	—	205,609
Other income, net	1,557	19,015	20,572	—	—	—	—	—	20,572
Interest income	2,594	2,727	5,321	—	—	—	—	—	5,321
Interest expense	(21,912)	(44,790)	(66,702)	—	—	—	21,182	—	(45,520)
Income (loss) before income taxes and equity earnings	35,798	32,685	68,483	74,134	31,933	(9,750)	21,182	—	185,982
Income tax (expense) benefit	(20,018)	(30,787)	(50,805)	—	—	3,066	(6,660)	22,310	(32,089)
Equity in net earnings of investments accounted for under the equity method	46,317	1,737	48,054	(24,396)	—	—	—	—	23,658
Net income (loss)	62,097	3,635	65,732	49,738	31,933	(6,684)	14,522	22,310	177,551
Less: Net income attributable to noncontrolling interests	(23,004)	(2,896)	(25,900)	—	—	—	—	—	(25,900)
Net income (loss) attributable to Dole plc	$39,093	739	39,832	49,738	31,933	(6,684)	14,522	22,310	$151,651

Earnings per share:
Net income per share - basic									$1.60
Net income per share - diluted									$1.60
Weighted average shares outstanding
Basic									94,878
Diluted									95,030